Exhibit (a)(5)(D)

MF Global Announces Expiration and Final Results of the Tender Offer for

Outstanding Convertible Senior Notes and Non-Cumulative Convertible Preferred

Stock, Series B

NEW YORK, July 15, 2010 — MF Global Holdings Ltd. (NYSE: MF), a leading brokerage firm offering customized solutions in global cash, derivatives and related markets, today announced the expiration and final results of its previously announced tender offer to exchange shares of common stock of the company and a cash inducement premium for any and all of its outstanding 9.00% Convertible Senior Notes due 2038 (CUSIP No. 55276YAB2) (the “Convertible Senior Notes”) and its 9.75% Non-Cumulative Convertible Preferred Stock, Series B, par value $1.00 per share (CUSIP No. 55277J306) (the “Preferred Stock”). The tender offer expired at 11:59 p.m., New York City time, on July 14, 2010. The terms and conditions of the tender offer are set forth in the company’s amended Offer to Purchase, dated June 15, 2010, as supplemented June 30, 2010 (the “Offer to Purchase”), and the related letters of transmittal.

The exchange agent for the offer has advised MF Global that as of the expiration of the exchange offer, 1,096,450 shares of Preferred Stock have been validly tendered and not validly withdrawn. In accordance with the terms of the exchange offer, MF Global has accepted all of the tendered Preferred Stock for exchange and, for each share of Preferred Stock validly tendered and not validly withdrawn, will issue 9.5694 shares of its common stock and will pay a cash premium of $44.50, plus accrued and unpaid dividends up to, but not including, July 15, 2010 amounting to $1.60 per share of Preferred Stock. MF Global will issue, in the aggregate, 10,492,366 shares of its common stock and will pay an aggregate cash premium of approximately $48.79 million to the tendering holders of such shares of Preferred Stock.

In addition, an approximate $9.34 million aggregate principal amount of the Convertible Senior Notes have been validly tendered and not validly withdrawn. In accordance with the terms of the exchange offer, MF Global has accepted all of the tendered Convertible Senior Notes for exchange and, for each $1,000 principal amount of notes validly tendered and not validly withdrawn, will issue 95.6938 shares of its common stock and will pay a cash premium of $480.00, plus accrued and unpaid interest up to, but not including, July 15, 2010 amounting to $7.25 per $1,000 principal amount of notes. MF Global will issue, in the aggregate, 893,486 shares of its common stock and will pay an aggregate cash premium of approximately $4.48 million to the tendering holders of such Convertible Senior Notes.

“We have taken a number of proactive steps to improve the company’s credit profile, including increasing the permanency of our capital through an equity raise, enhancing the flexibility of our capital structure via the extension and amendment of our revolving credit facility and reducing high-cost instruments on our balance sheet,” said Randy

MacDonald, chief financial officer of MF Global. “We believe these initiatives make MF Global a more attractive counterparty to current and potential clients and position us to generate solid returns for shareholders.”

After settlement on July 15, 2010, $195.66 million principal amount of Convertible Senior Notes and 403,550 shares of Preferred Stock will remain outstanding. The terms and conditions of the Convertible Senior Notes, including the replacement capital covenant, and Preferred Stock will remain unchanged.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About MF Global

MF Global Holdings Ltd. (NYSE: MF) is one of the world’s leading cash and derivatives brokerage firms, providing seamless execution, clearing, and settlement services in exchange-traded and over-the-counter markets. A leader by volume on multiple exchanges, the firm delivers insight and access across a broad range of products. MF Global helps its diverse client base meet their unique trading and hedging needs through customized solutions, market expertise, and value-added research. For more information, please visit www.mfglobal.com.

.

Investor Contact:

Lisa Kampf +1 212.589.6592 lkampf@mfglobal.com

Media Contact:

Maria Gemskie +1 312.548.1286 mgemskie@mfglobal.com

###